As filed with the Securities and Exchange Commission on August 1, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROTECH HEALTHCARE INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	030408870
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

2600 Technology Drive, Suite 300

Orlando, Florida 32804

(Address of Principal Executive Offices ) (Zip Code)

ROTECH HEALTHCARE INC.

COMMON STOCK OPTION PLAN

(Full Title of the Plan)

Philip L. Carter

President and Chief Executive Officer

2600 Technology Drive, Suite 300

Orlando, Florida 32804

(Name and Address of Agent For Service)

(407) 822-4600

(Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stuart Bressman, Esq.

Brown Raysman Millstein Felder & Steiner LLP

900 Third Avenue

New York, New York 10022

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.0001 per share	4,025,000	$24.60	$99,015,000	$8,010.31

(1)	This Registration Statement shall also cover any additional shares of common stock which may become issuable under the Rotech Healthcare Inc. Common Stock Option Plan being registered pursuant to this Registration Statement by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.

(2)	The price is estimated pursuant to Rules 457(c) and (h) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is based upon the average of the bid and asked prices of the registrant’s common stock as reported in the “pink sheets” by Pink Sheets LLC on July 30, 2003.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Pursuant to Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”), the documents containing the information specified in Items 1 and 2 of Part I of Form S-8 will be delivered to each participant in the Rotech Healthcare Inc. Common Stock Option Plan. Pursuant to Rule 428 under the Securities Act, these documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus meeting the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Rotech Healthcare Inc. (the “Company”) with the Securities and Exchange Commission are incorporated herein by reference:

(i)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 31, 2003.

(ii)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed May 15, 2003.

(iii)	The Company’s Current Report on Form 8-K filed on May 1, 2003.

In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange of 1934, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES

General

The Company was incorporated in the State of Delaware on March 15, 2002. The Company is authorized to issue up to fifty million (50,000,000) shares of common stock, par value $.0001 per share (“Common Stock”), and one million (1,000,000) shares of preferred stock, which preferred stock may contain, as described further below, special preferences as determined by the board of directors including, but not limited to, the bearing of dividends and convertibility into shares of Common Stock.

The Company has twenty-five million (25,000,000) shares of Common Stock and two hundred fifty thousand (250,000) shares of Series A Convertible Redeemable Preferred Stock issued and outstanding.

The following summary of certain provisions of the certificate of incorporation and bylaws of the Company may not contain all of the information that is important to you in deciding whether or not to make an investment in the Common Stock. The Company’s complete certificate of incorporation and bylaws are incorporated herein by reference to Exhibits 3.1 and 3.2 of the Company’s Registration Statement on Form S-4 (Reg. St. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company has designated and issued or may designate and issue in the future.

Preferred Stock

The board of directors is authorized, without shareholder approval, but subject to any limitations prescribed by law, to issue up to one million (1,000,000) shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the board of directors. The Company has designated two hundred fifty thousand (250,000) shares of preferred stock as Series A Convertible Redeemable Preferred Stock, all of which is issued and outstanding and held by its employee profit sharing plan, as described below.

Series A Convertible Redeemable Preferred Stock

The Company has two hundred fifty thousand (250,000) shares of its Series A Convertible Redeemable Preferred Stock outstanding, all of which is held by the Company’s employee profit sharing plan. Except as described below or otherwise provided by law, the Series A Convertible Redeemable Preferred Stock is non-voting. Each share of Series A Convertible Redeemable Preferred Stock has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of the board of directors in cash. In the event that dividends are declared by the board of directors but not paid for six (6) consecutive periods, the holders of the Series A Convertible Redeemable Preferred Stock are entitled to vote as a separate class to elect one director to serve on the board of directors. Upon the Company’s liquidation, dissolution or winding up, the holders of the Series A Convertible Redeemable Preferred Stock will have priority over the holders of Common Stock to receive a liquidation value of $20 per share, plus any accrued and unpaid dividends. The Series A Convertible Redeemable Preferred Stock is convertible at any time at the option of the holder after consummation of an underwritten initial public offering of Common Stock at a price per share of at least $20 and with gross proceeds to the Company of at least one hundred million dollars ($100,000,000). If the Company has not completed such an underwritten public offering prior to the fifth anniversary of the date of issuance, a holder may thereafter, at its option, convert each share of Series A Convertible Redeemable Preferred Stock into shares of Common Stock based on the conversion ratio for each share of Series A Convertible Redeemable Preferred Stock at the time of conversion. Initially, each share of Series A Convertible Redeemable Preferred Stock will be convertible into 0.8 shares of Common Stock. The Series A Convertible Redeemable Preferred Stock must be redeemed by the Company on the 92nd day following the tenth anniversary of the first issuance of the Series A Convertible Redeemable Preferred Stock at a redemption price of $20 per share, plus any accrued and unpaid dividends.

Registration Rights

Certain holders of Common Stock or their transferees, representing, as of March 26, 2002, approximately 21% of the outstanding shares of Common Stock currently have the right to request the registration of the resale of their shares under the Securities Act of 1933, as amended. These rights were provided for under the terms of an agreement between the Company and the holders of the registrable securities that the Company entered into on March 26, 2002, the effective date of its predecessor’s plan of reorganization. The agreement was amended and restated, effective as of June 21, 2002. Under the terms of the amended and restated agreement, at any time, holders may request that the Company file one shelf registration statement on Form S-1 under the Securities Act of 1933, as amended. The Company is obligated to file such registration statement with the Securities and Exchange Commission no later than 30 days after receipt of the request and use its best efforts to have it declared effective within 60 days after it is filed with the Securities and Exchange Commission. The Company also agreed to keep such registration statement effective for 36 months from the date the registration statement is declared effective or, if earlier, until such time as each participating holder is no longer eligible to offer or sell registrable securities by means of the registration statement. A holder may offer or sell such holder’s registrable securities by means of the shelf registration statement so long as such holder (x) beneficially owns at least 7½% of the Company’s outstanding Common Stock, (y) has the right to nominate a member, or has a designee on, the board of directors or (z) such holder is deemed to be an affiliate of the Company, as described in the agreement. In addition, subject to certain limitations, (i) a holder or holders of at least 7½% of the registrable securities may require that the Company use its best efforts to register their registrable securities for public resale (provided that at least 7½% of the Company’s outstanding Common Stock is included in the registration), and (ii) any time after a demand for registration described in (i) above has been made, holders of the greater of 5% of the then outstanding registrable securities and registrable securities with a fair market value of at least twenty-five million dollars ($25,000,000) may require, no more than once in any twelve month period, that the Company use its best efforts to register their registrable securities for public resale. However, the Company will not be required to register any registrable securities if the amount requested to be registered is less than 5% of the then outstanding registrable securities or has a fair market value of less than twenty-five million dollars ($25,000,000). The Company also will not be required to register registrable shares for resale more than three times by an individual holder or five times in the aggregate. Furthermore, subject to limited exceptions, in the event that the Company elects to register any securities similar to the registrable securities, whether or not for its own account, the holders of the registrable securities are entitled to include their registrable securities in the registration. The Company will bear all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-Takeover Provisions

Delaware Law

The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions

The Company’s board of directors has the authority to issue up to one million (1,000,000) shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of Common Stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of Common Stock. The issuance of the preferred stock, while providing the Company with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the Company’s outstanding voting stock, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the Company’s Common Stock. As discussed above, 250,000 shares of preferred stock have been designated as Series A Convertible Redeemable Preferred Stock and have been issued in connection with the implementation of the Company’s profit sharing plan.

In addition, certain other provisions of the certificate of incorporation and bylaws of the Company relating to, without limitation, (a) actions required to be taken at a meeting of shareholders rather than by written consent, (b) the inability of shareholders to call a special meeting of shareholders, (c) a limitation on the maximum number of directors, (d) removal of directors only for “cause,” and (e) the percentage of shareholders required to approve an amendment to the bylaws, may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of Common Stock might consider in its best interest.

Furthermore, the Company may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control the Company. Certain of such measures may be adopted without any further vote or action by the holders of the Company’s Common Stock.

Transfer Agent

American Stock Transfer & Trust Company, based in New York, New York, serves as transfer agent for the shares of the Company’s Common Stock and Series A Convertible Redeemable Preferred Stock.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

Article IX of the Company’s certificate of incorporation eliminates in certain circumstances the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or (4) for transactions from which the director derived an improper personal benefit.

Pursuant to Section 145 of the Delaware General Corporation Law a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons.

On May 21, 2002, the Company’s board of directors authorized the Company to enter into indemnification agreements with each of its officers and directors. These indemnification agreements grant the indemnitee a contractual right to be indemnified by the Company, to the fullest extent permissible under Delaware law, against any and all expenses, including attorneys’ fees, incurred in connection with any actual or threatened suit or other proceeding that may be brought against the Company or its affiliates and to have expenses reimbursed as they are incurred. Consistent with applicable law, however, there are certain circumstances under which the Company is not required to provide indemnification. In particular, the Company is not required to indemnify any indemnitee where such person engaged in willful misconduct, when the indemnitee violated Section 16(b) of the Securities Exchange Act of 1934, or where the indemnitee has been made whole under an insurance policy or other agreement.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8.	EXHIBITS

The following exhibits are filed with or incorporated by reference into this Registration Statement (numbering corresponds to Exhibit Table in Item 601 of Regulation S-K):

4.1*	Certificate of Incorporation of Rotech Healthcare Inc. (incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-4 (Reg. St. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002).

4.2*	Bylaws of Rotech Healthcare Inc. (incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-4 (Reg. St. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002).

4.3	Rotech Healthcare Inc. Common Stock Option Plan.

4.4	Amendment No. 1 to the Rotech Healthcare Inc. Common Stock Option Plan.

5	Opinion of Brown Raysman Millstein Felder & Steiner LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Brown Raysman Millstein Felder & Steiner LLP (included in Exhibit 5).

24	Power of Attorney (included in signature page).

* Previously filed.

ITEM 9.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orlando, Florida on the 31st day of July, 2003.

ROTECH HEALTHCARE INC.

By:	/S/ PHILIP L. CARTER
Name:	Philip L. Carter
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Philip L. Carter and Rebecca L. Myers, or either of them, the undersigned’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

/S/ PHILIP L. CARTER Philip L. Carter	President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2003

/S/ JANET L. ZIOMEK Janet L. Ziomek	Chief Financial Officer (Principal Financial and Accounting Officer)	July 31, 2003

/S/ WILLIAM WALLACE ABBOTT William Wallace Abbott	Chairman of the Board	July 31, 2003

/S/ EDWARD L. KUNTZ Edward L. Kuntz	Director	July 31, 2003

/S/ WILLIAM J. MERCER William J. Mercer	Director	July 31, 2003

/S/ ARTHUR J. REIMERS Arthur J. Reimers	Director	July 31, 2003

/S/ GUY P. SANSONE Guy P. Sansone	Director	July 31, 2003

/S/ ARTHUR SIEGEL Arthur Siegel	Director	July 31, 2003

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

4.1*	Certificate of Incorporation of Rotech Healthcare Inc. (incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-4 (Reg. St. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002).

4.2*	Bylaws of Rotech Healthcare Inc. (incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-4 (Reg. St. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002).

4.3	Rotech Healthcare Inc. Common Stock Option Plan.

4.4	Amendment No. 1 to the Rotech Healthcare Inc. Common Stock Option Plan.

5	Opinion of Brown Raysman Millstein Felder & Steiner LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Brown Raysman Millstein Felder & Steiner LLP (included in Exhibit 5).

24	Power of Attorney (included in signature page).

* Previously filed.